

July 21, 2011

<u>Via Facsimile</u>
Joel A. Ronning
Chief Executive Officer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

> **Re: Digital River, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **Form 8-K/A filed on June 9, 2011**
> **File No. 000-24643**

Dear Mr. Ronning:

    We have reviewed your letter dated June 20, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 6, 2011.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1. We note your response to prior comment 2 and continue to believe that you should consider providing disclosure of the total amount of cash, cash equivalents and investments held by foreign subsidiaries that are not presently available to fund domestic

operations, such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.

Notes to Consolidated Financial Statements

12. Segment Information, page 89

2. We have read your response to prior comment 5. Please explain how the CODM's resource allocation process functions in practice, if based solely on specific customer opportunities rather than by market category. In this regard, explain the budget preparation process and whether market categories are considered in budgeting, for example, research and development activities related specifically to market segments. Tell us whether there are managers at the market category level who are responsible for only that particular market segment and describe the budget preparation and approval process, including, to the extent they are prepared, the individual budgets of each market segment.

Form 8-K/A filed on June 9, 2011

3. The stated purpose of the Form 8-K filed on June 9, 2011 was to correct the reported results of voting on Proposal 3. In this regard, the votes for a frequency of three years and one year were inadvertently transposed. We note, however, that there appears to be no difference in the number of votes disclosed for each of these options. Please revise or advise.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen G. Krikorian
Accounting Branch Chief